15047972

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-51033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astoria Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-08 36th Street
(No. and Street)

Astoria (City) NY (State) 11103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sutton 718-728-0339 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/11

KH 3/11

OATH OR AFFIRMATION

I, John Sutton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astoria Capital Markets, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to me this 25th day of February 2015

John R Sutton
Signature

PRESIDENT
Title

Leatrice Derise-Machin
Notary Public

LEATRICE DERISE-MACHIN
Notary Public, State of New York
No. 01DE5056004
Qualified in Queens County
Commission Expires Feb. 20, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Astoria Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. (the "Company"), and the related notes as of December 31, 2014 .

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2015

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$214,165
Accounts Receivables	108,307
Securities owned at market value	14,388
TOTAL ASSETS	$336,861

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 6,089
SHAREHOLDERS' EQUITY		
Common stock, par value $1.00 per share; authorized 2,000 shares; issued and outstanding 85 shares	$ 85	
Additional paid-in-capital	45,915	
Retained earnings	294,770	
Treasury stock, at cost, 15 shares	(10,000)	
TOTAL SHAREHOLDERS' EQUITY		330,771
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$336,860

The accompanying notes are an integral part of this statement.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Astoria Capital Markets, Inc. (the "Company") was organized in the State of Delaware in March 1998 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") in November 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market LLC, and the NYSE Arca Inc. In this capacity, the Company operates an electronic order management system to facilitate order management of exchange listed and over-the-counter securities,

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Financial Accounting Standards Board (FASB) Accounting Standards codification (ASC) 820,Fair Value Measurements and Disclosures (formerly FASB Statement 157, fair Value Measurements) methods using three levels. Level 1values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant

2. SIGNIFICANT ACCOUNTING POLICIES (continued

unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2014, all of the investments held by the Company are classified as Level 1 securities.

3. CASH AND CASH EQUIVALENTS

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $102,676 being held in money market funds.

4. INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" . of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

6. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Sutton Consulting Group, Inc. ("SCG"), a related party, for the usage of SCG's Happy Trader Order Management System. For the year ended December 31, 2014, the financial statements include an expense of $910,000 relating to this arrangement. In addition, the Company reimburses SCG for its share of telephone usage and other sundry services. The Company also subleases its office space from the same related party, subject to the related party's master lease and pays $556 per month in rent to them.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $218,252 which exceeded the minimum requirement of $5,000 by $ 213,252. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2014, the Company had not entered into any subordinated loan agreements

10. SUBSEQUENT EVENTS

Events have been evaluated through February 24, 2015, the date that these financial statements were available to be issued and no further information is required to be disclosed.

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

PUBLIC